UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No.___ )*

Garnero Group Acquisition Company

(Name of Issuer)

Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G5866L108

(CUSIP Number)

June 23, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5866L108	13G
1	NAMES OF REPORTING PERSONS Woodland Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 100,000 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 100,000 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G5866L108	13G
1	NAMES OF REPORTING PERSONS Barry Rubenstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 150,000 shares
	6	SHARED VOTING POWER 500,000 shares
	7	SOLE DISPOSITIVE POWER 150,000 shares
	8	SHARED DISPOSITIVE POWER 500,000 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 650,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G5866L108	13G
1	NAMES OF REPORTING PERSONS Marilyn Rubenstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 650,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 650,000 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 650,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G5866L108	13G
1	NAMES OF REPORTING PERSONS Woodland Venture Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 200,000 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 200,000 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G5866L108	13G
1	NAMES OF REPORTING PERSONS Seneca Ventures
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 200,000 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 200,000 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G5866L108	13G
1	NAMES OF REPORTING PERSONS Woodland Services Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 400,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 400,000 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1.

(a)	Name of Issuer:

Garnero Group Acquisition Company

(b)	Address of Issuer’s Principal Executive Offices:

Av Brig. Faria Lima
1485-19 Andar
Brasilinvest Plaza CEP 01452-002
Sao Paulo, Brazil

Item 2.

1.	(a)	Name of Person Filing:	Woodland Partners
	(b)	Address of Principal Business
Office, or, if None, Residence:
68 Wheatley Road
Brookville, New York 11545
(c)	Place of Organization:	New York
(d)	Title of Class of Securities:	Ordinary Shares, par value $0.0001
(e)	CUSIP Number:	G5866L108

2.	(a)	Name of Person Filing:	Barry Rubenstein
	(b)	Address of Principal Business
Office, or, if None, Residence:
68 Wheatley Road
Brookville, New York 11545
	(c)	Citizenship:	United States
	(d)	Title of Class of Securities:	Ordinary Shares, par value $0.0001
	(e)	CUSIP Number:	G5866L108

3.	(a)	Name of Person Filing:	Marilyn Rubenstein
	(b)	Address of Principal Business
Office, or, if None, Residence:
68 Wheatley Road
Brookville, New York 11545
	(c)	Citizenship:	United States
	(d)	Title of Class of Securities:	Ordinary Shares, par value $0.0001
	(e)	CUSIP Number:	G5866L108

4.	(a)	Name of Person Filing:	Woodland Venture Fund
	(b)	Address of Principal Business
Office, or, if None, Residence:
68 Wheatley Road
Brookville, New York 11545

	(c)	Place of Organization:	New York
	(d)	Title of Class of Securities:	Ordinary Shares, par value $0.0001
	(e)	CUSIP Number:	G5866L108

5.	(a)	Name of Person Filing:	Seneca Ventures
	(b)	Address of Principal Business
Office, or, if None, Residence:
68 Wheatley Road
Brookville, New York 11545
	(c)	Place of Organization:	New York
	(d)	Title of Class of Securities:	Ordinary Shares, par value $0.0001
	(e)	CUSIP Number:	G5866L108

6.	(a)	Name of Person Filing:	Woodland Services Corp.
	(b)	Address of Principal Business
Office, or, if None, Residence:
68 Wheatley Road
Brookville, New York 11545
	(c)	Place of Organization:	New York
	(d)	Title of Class of Securities:	Ordinary Shares, par value $0.0001
	(e)	CUSIP Number:	G5866L108

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	A non-U.S. institution in accordance with §240.13d-(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing is a non-U.S. institution in accordance with §240.13d-(b)(1)(ii)(J) please specify the type of institution.

Item 4.	Ownership.

The reporting persons hold Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”). Each Warrant entitles the holder to purchase one-half of an Ordinary Share at a price of $11.50 per full Ordinary Share, subject to adjustment. Each Warrant will become exercisable upon the later to occur of (i) the completion of an initial business combination and (ii) twelve months from the closing of the offering.

The percentages of beneficial ownership shown below are based on 6,229,686 Ordinary Shares that will remain outstanding after the conversion of 12,373,127 of the Ordinary Shares, as reported in the Issuer’s Form 8-K, dated June 23, 2016.

1.	Woodland Partners:
	(a)	Amount beneficially owned: 100,000[1],2 shares.
	(b)	Percent of class: 1.6%
	(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 100,000[1,2] shares.
(ii)	Shared power to vote or to direct the vote: 0 shares.
(iii)	Sole power to dispose or to direct the disposition of: 100,000[1,2] shares.
(iv)	Shared power to dispose or to direct the disposition of: 0 shares.

2.	Barry Rubenstein:
	(a)	Amount beneficially owned: 650,000[1,2,3,4,5,6] shares. Barry Rubenstein is a general partner of Woodland Partners, Woodland Venture Fund and Seneca Ventures, and an officer and director of Woodland Services Corp. Barry Rubenstein is the husband of Marilyn Rubenstein.
	(b)	Percent of class: 10.4%
	(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 150,000[3] shares.
(ii)	Shared power to vote or to direct the vote: 500,000[1,2,4,5,6] shares.
(iii)	Sole power to dispose or to direct the disposition of: 150,000[3] shares.
(iv)	Shared power to dispose or to direct the disposition of: 500,000[1,2,4,5,6] shares.

3.	Marilyn Rubenstein:
	(a)	Amount beneficially owned: 650,000[1,2,3,4,5,6] shares. Marilyn Rubenstein is a general partner of Woodland Partners and an officer of Woodland Services Corp. Marilyn Rubenstein is the wife of Barry Rubenstein.
	(b)	Percent of class: 10.4%
	(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0 shares.

1 Includes 100,000 Ordinary Shares held by Woodland Partners.

2Does not include 13,400 Ordinary Shares issuable upon the exercise of the Warrants held by Woodland Partners.

3 Includes 150,000 Ordinary Shares held in the Barry Rubenstein Rollover IRA account.

4 The reporting person disclaims beneficial ownership of these securities except to the extent of his/her/its equity interest therein.

5 Includes 200,000 Ordinary Shares held by Woodland Venture Fund.

6 Includes 200,000 Ordinary Shares held by Seneca Ventures.

(ii)	Shared power to vote or to direct the vote: 650,000[1,2,3,4,5,6] shares.
(iii)	Sole power to dispose or to direct the disposition of: 0 shares.
(iv)	Shared power to dispose or to direct the disposition of: 650,000[1,2,3,4,5,6] shares.

4.	Woodland Venture Fund:
	(a)	Amount beneficially owned: 200,000[5] shares.
	(b)	Percent of class: 3.2%
	(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 200,000[5] shares.
(ii)	Shared power to vote or to direct the vote: 0 shares.
(iii)	Sole power to dispose or to direct the disposition of: 200,000[5] shares.
(iv)	Shared power to dispose or to direct the disposition of: 0 shares.

5.	Seneca Ventures:
	(a)	Amount beneficially owned: 200,000[6] shares.
	(b)	Percent of class: 3.2%
	(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 200,000[6] shares.
(ii)	Shared power to vote or to direct the vote: 0 shares.
(iii)	Sole power to dispose or to direct the disposition of: 200,000[6] shares.
(iv)	Shared power to dispose or to direct the disposition of: 0 shares.

6.	Woodland Services Corp.:
	(a)	Amount beneficially owned: 400,000[4,5,6] shares. Woodland Services Corp. is a general partner of Seneca Ventures and Woodland Venture Fund.
	(b)	Percent of class: 6.4%
	(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0 shares.
(ii)	Shared power to vote or to direct the vote: 400,000[4,5,6] shares.
(iii)	Sole power to dispose or to direct the disposition of: 0 shares.
(iv)	Shared power to dispose or to direct the disposition of: 400,000[4,5,6] shares.

A Joint Filing Agreement is attached hereto as Exhibit A.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Instruction:	Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Persons.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2016

WOODLAND PARTNERS

By:	/s/ Barry Rubenstein
Barry Rubenstein, a General Partner

/s/ Barry Rubenstein
Barry Rubenstein

/s/ Marilyn Rubenstein
Marilyn Rubenstein

WOODLAND VENTURE FUND

By:	/s/ Barry Rubenstein
Barry Rubenstein, a General Partner

SENECA VENTURES

By:	/s/ Barry Rubenstein
Barry Rubenstein, a General Partner

WOODLAND SERVICES CORP.

By:	/s/ Barry Rubenstein
Barry Rubenstein, President

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G with respect to the securities of Garnero Group Acquisition Company, and any further amendments thereto executed by each and any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated: July 1, 2016

WOODLAND PARTNERS

By:	/s/ Barry Rubenstein
Barry Rubenstein, a General Partner

/s/ Barry Rubenstein
Barry Rubenstein

/s/ Marilyn Rubenstein
Marilyn Rubenstein

WOODLAND VENTURE FUND

By:	/s/ Barry Rubenstein
Barry Rubenstein, a General Partner

SENECA VENTURES

By:	/s/ Barry Rubenstein
Barry Rubenstein, a General Partner

WOODLAND SERVICES CORP.

By:	/s/ Barry Rubenstein
Barry Rubenstein, President
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